

May 5, 2011

<u>Via E-mail</u>
Kent J. Thiry, Chief Executive Officer
DaVita Inc.
1551 Wewatta Street
Denver, Colorado 80202

   RE: **DaVita Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed February 25, 2011
        File No. 1-14106

Dear Mr. Thiry:

     We have reviewed your response filed April 8, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Exhibit Index</u>

1. We reissue comment two of our letter dated March 25, 2011. We note that Exhibit 10.62 is missing exhibits and/or schedules. Please confirm you will file this exhibit in its entirety with your next periodic report. This would include filing the Perfection Certificate as delivered at closing, rather than the form of the certificate. We also note that we are unable to locate other schedules, exhibits and/or attachments referenced in the Exhibit, in addition to Schedule 7.2(b).

     Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

                                    Sincerely,

                                    /s/ Pamela Howell
                                    for

                                    John Reynolds,
                                    Assistant Director